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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION        SEC File Number
                             WASHINGTON, DC 20549                001-16077

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

(Check One):   [X] Form 10-K [ ] Form 11-K [ ] Form 20-F [ ] Form 10-Q
               [ ] Form N-SAR
               For Period Ended: December 31, 2002

               [ ] Transition Report on Form 10-K
               [ ] Transition Report on Form 20-F
               [ ] Transition Report on Form 11-K
               [ ] Transition Report on Form 10-Q
               [ ] Transition Report on Form N-SAR
               For the Transition Period Ended:

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:                    Orion Power Holdings, Inc.
Former name if applicable:                  Not Applicable
Address of principal executive office
(Street and number):                        c/o Reliant Resouces, Inc.
                                            1111 Louisiana Street
City, state and zip code                    Houston, Texas 77002

                                     PART II
                             RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     |    (a)  The reasons described in reasonable detail in Part III of this
     |         form could not be eliminated without unreasonable effort or
     |         expense;
     |
     |    (b)  The subject annual report, semi-annual report, transition report
     |         on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof, will
[X]  |         be filed on or before the fifteenth calendar day following the
     |         prescribed due date; or the subject quarterly report or
     |         transition report on Form 10-Q, or portion thereof will be filed
     |         on or before the fifth calendar day following the prescribed due
     |         date; and
     |
     |    (c)  The accountant's statement or other exhibit required by Rule
     |         12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period:

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     The registrant's parent company, Reliant Resources, Inc., is attempting to complete the refinancing of its $1.6 billion senior revolving credit facilities, $2.9 billion 364-day acquisition term loan, and $1.425 billion construction agency financing commitment. The registrant's Annual Report on Form 10-K cannot be filed within the prescribed time period, without unreasonable effort or expense, because neither the registrant's consolidated financial statements at and for the year ended December 31, 2002 nor the narrative portions of the registrants' Annual Report on Form 10-K have been completed. The registrant is in the process of updating and completing all such disclosures to appropriately reflect the registrant's refinancing efforts and anticipates that its Annual Report on Form 10-K will be filed before the 15th calendar day following its prescribed due date.

                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

          Curtis A. Morgan         (713)                 497-3000
                (Name)          (Area code)         (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                         [X] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                         [X] Yes [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For a discussion of significant changes in the registrant's 2002 results of operations as compared to its 2001 results of operations, please read the registrant's Quarterly Report on Form 10-Q for the period ended September 30, 2002 which is incorporated herein by reference.

                           Orion Power Holdings, Inc.
                        --------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    March 31, 2003                  By:    /s/ Curtis A. Morgan
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                                                    Curtis A. Morgan
                                                       President